Exhibit 99.1

Confidential

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01    Amended 01/01/11

Name of entity Immuron Limited
ABN 80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Daniel Pollock
Date of last notice	10 December 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	18 November 2025
No. of securities held prior to change		Shares	Options
	Direct	643,550	1,000,000
	Indirect	174,480
	Total	818,030
Class	Unlisted Options
Number acquired	1,000,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash consideration

 + See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Confidential

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	643,550	2,000,000
	Indirect	174,480	-
	Total	818,030	2,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per Resolution 6 approved by shareholders at the Annual General Meeting of the Company held on 11 November 2025.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Confidential

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01    Amended 01/01/11

Name of entity Immuron Limited
ABN 80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ravi Savarirayan
Date of last notice	9 December 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	18 November 2025
No. of securities held prior to change		Shares	Options
	Direct	409,090	1,000,000
	Indirect	468,750	-
	Total	877,840	1,000,000
Class	Unlisted Options
Number acquired	1,000,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash consideration

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Confidential

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	409,090	2,000,000
	Indirect	468,750	-
	Total	877,840	2,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per Resolution 7 approved by shareholders at the Annual General Meeting of the Company held on 11 November 2025.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Confidential

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01    Amended 01/01/11

Name of entity Immuron Limited
ABN 80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Jeannette Joughin
Date of last notice	9 December 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 November 2025
No. of securities held prior to change		Shares	Options
	Direct	-	1,000,000
	Indirect	-	-
	Total	-	1,000,000
Class	Unlisted options
Number acquired	1,000,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash consideration

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Confidential

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	-	2,000,000
	Indirect	-	-
	Total	-	2,000,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per Resolution 5 approved by shareholders at the Annual General Meeting of the Company held on 11 November 2025.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

 + See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Confidential

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.    Amended 01/01/11

Name of Entity:	Immuron Limited (ASX: IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Paul Brennan
Date of Last Notice:	24 November 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	18 November 2025
No. of securities held prior to change		Shares	Options
	Direct	-	1,000,000
	Indirect	-	-
	Total	-	1,000,000
Class	Unlisted options
Number acquired	1,000,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Non-cash consideration.

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Confidential

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change		Shares	Options
	Direct	-	2,000,000
	Indirect	-	-
	Total	-	2,000,000
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Per resolution 8 approved by shareholders at the Annual General Meeting of the Company held on 11 November 2025.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 2